Exhibit 99.1

Tiziana Life Sciences Announces the Peer-Reviewed Publication of Clinical Study Results for Intranasal Foralumab

BOSTON, MA, January 20, 2026 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana”), a biotechnology company developing its lead candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, announces the peer-reviewed publication of its open-label study in patients with non-active secondary progressive multiple sclerosis (na-SPMS) in Neurology Neuroimmunology & Neuroinflammation, a prestigious journal of the American Academy of Neurology.

The publication, titled “Nasal Foralumab for the Treatment of Progression Independent of Relapses in Patients with Non-active Secondary Progressive Multiple Sclerosis,” details the comprehensive positive results previously announced by the Company on May 6, 2025. This marks the first study to integrate TSPO-PET imaging, proteomics, and clinical assessments in na-SPMS, highlighting nasal foralumab’s novel mechanism in addressing progression independent of relapse activity (PIRA)—a critical unmet need in multiple sclerosis (MS) treatment.

Key Study Highlights:

●	Ten patients with na-SPMS, progressing despite prior B-cell therapies, received nasal foralumab for at least six months.

●	No serious or severe treatment-related adverse events occurred.

●	All patients showed stabilization of Expanded Disability Status Scale (EDSS) scores; three of four treated for 12 months demonstrated improvement.

●	Fatigue improved in six out of ten patients, as measured by the Modified Fatigue Impact Scale (MFIS)—a vital quality-of-life measure for MS patients.

●	No new T2 lesions appeared on MRI.

●	TSPO-PET imaging revealed significant reductions in microglial activation at three and six months (p<0.05).

●	Single-cell RNA sequencing demonstrated sustained increases in regulatory T cells (Tregs) and TGFβ expression, supporting induction of regulatory immunity.

“This peer-reviewed publication in a leading neurology journal represents a major milestone and external validation of intranasal foralumab’s therapeutic potential in secondary progressive MS,” said Tanuja Chitnis, M.D., Principal Investigator and Senior neurologist at Brigham and Women’s Hospital, a founding member of Mass General Brigham healthcare system. “The integration of advanced imaging, immune profiling, and clinical outcomes underscores how nasal foralumab uniquely targets CNS inflammation through mucosal tolerance, offering hope for patients with limited options.”

Dr. Howard L. Weiner, M.D., Chairman of Tiziana’s Scientific Advisory Board, co-director of the Ann Romney Center for Neurologic Diseases at Brigham and Women’s Hospital, a founding member of Mass General Brigham healthcare system, noted: “The observed clinical stabilization and microglial PET findings are supported by these new biomarker discoveries, providing compelling evidence of nasal foralumab’s biological effects in addressing PIRA in na-SPMS.”

Nasal foralumab’s innovative intranasal delivery modulates the immune system to suppress microglial-driven neuroinflammation without broad systemic immunosuppression, distinguishing it from existing MS therapies.

Tiziana is advancing intranasal foralumab in an ongoing randomized, double-blind, placebo-controlled Phase 2 trial in na-SPMS, with top-line data expected in 1H of 2026.

“We are thrilled that these groundbreaking results have now been peer-reviewed and published, reinforcing our confidence in intranasal foralumab as a potential paradigm-shifting therapy for progressive MS and beyond,” said Ivor Elrifi, Chief Executive Officer of Tiziana Life Sciences.

The full publication can be found here: https://www.neurology.org/doi/10.1212/NXI.0000000000200543

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biologic candidate that has been shown to stimulate T regulatory cells when dosed intranasally. Currently, 14 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development. Immunomodulation by intranasal foralumab represents a novel avenue for the treatment of neuroinflammatory and neurodegenerative human diseases.1,2

About Tiziana Life Sciences

Tiziana is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Tiziana’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ’seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Tiziana’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Tiziana cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of Tiziana only as of the date of this announcement. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors described more fully in the section entitled ‘Risk Factors’ in Tiziana’s Annual Report on Form 20-F for the year ended December 31, 2024, and other periodic reports filed with the Securities and Exchange Commission. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. Tiziana will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120
[2]	https://www.pnas.org/doi/10.1073/pnas.2309221120